March 15, 2011

Lisa Kohl & H. Christopher Owings

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

First Resource Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 22, 2010

File No. 333-169499

Form 10-K/A for Fiscal Year Ended December 31, 2009

Filed December 22, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Filed November 22, 2010

File No. 333-148719

Dear Ms. Kohl:

First Resource Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of January 14, 2011, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on December 22, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

Amendment No. 1 to Registration Statement on Form S-1

General

1.

Please note the correct filing number for this registration statement is 333-169499. You filed amendment one on EDGAR under your earlier file number 333-148719. Accordingly, please withdraw your Amendment No. 1 Registration Statement on Form S-1 and re-file the amendment with the correct filing number. Once you have re-filed Amendment No. 1 to your Registration Statement on Form S-1 with the correct file number, we can post-date the filing date of December 22, 2010. See Rule 477 of the Securities Act.

Response: We have withdrawn and re-filed Amendment No. 1 to our Registration Statement accordingly.

2.

Rule 419 of the securities Act defines a blank check company as a development stage company issuing penny stock that “has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity,” In discussing this definition in the operation release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…had a specific business plan, in an effort to avoid the application of Rule 419.” See Security Act Release No. 33-6932 (April 28, 1922).

We note your statement on page five that your company has “focused its efforts on… merging with acquiring an operating company with operating history or assets.” It appears your business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure to comply with Rule 419 of Regulation C or provide a detailed analysis as to why Rule 419 does not apply to you and this offering.

Response: Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended, defines a “blank check company” as a company that is issuing penny stocks and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." Though the Company is a development stage company, per Rule 1-02(h), the Company is not a blank check company as we have a specific business plan and we remain in our start-up phase of operations. The Company’s business plan relates specifically to the continued exploration of mineral claims. We will continue to seek out and attempt to identify, evaluate, and qualify potential mineral claims. We will use the proceeds generated from this offering to commence our plans of operations to conduct mineral exploration activities on our currently staked mining claims to assess whether they contain mineral reserves capable of extraction. In addition, the Company’s business plan does not include any potential merger or acquisition with an unidentified company, entity or person. For each of these reasons, the Company is not a blank check company subject to the provisions of Rule 419.

Furthermore, the referenced statement refers to the Company’s plans when it was “shell” company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and was focusing its efforts on developing a new business or entering into a combination with one. We are no longer a shell company as we have staked mining claims in support of our new business plan; therefore, we have revised the Filing on Pages 5 and 20 to clarify our disclosure and have included the following language:

“From the time that the Company was considered a shell company until the time that we ceased being a shell company, we had focused our efforts on developing a new business, merging with, or acquiring an operating company with operating history and assets. Accordingly, we refocused the Company's business direction to include a new business plan based on the exploration of mineral claims….”

Prospectus Cover Page

3.

We not your response to comment five in our letter dated October 1, 2010 and the related revisions to your disclosure. Please revise your disclosure in this paragraph and throughout your prospectus to state that your common stock is quoted, rather that traded on the OTCBB. In this regard, we note there are several instances in your registration statement that you refer to your stock as traded.

Response: We have revised our disclosures throughout the Filing to state that our common stock is quoted, rather than traded on the OTCBB.

4.

We note your response to comment eight in our letter dated October 19, 2010, however it does not appear that you revised your disclosure accordingly. As previously requested, please update this page to provide the date of the prospectus as required by Item 501(b)(9) of Regulation S-K. Please note this requirement is distinct from the language providing that the prospectus is subject to completion as of a particular date.

Response: We have revised the Filing on Page 3 to include the date of the prospectus.

Prospectus Summary, page 5

5.

We have reviewed your response to comment 13 and the related revisions in your filing and reissue our prior comment. As previously requested, please revise your disclosure to briefly describe why you decided to enter the mining business and provide an expanded discussion of this decision in your “Description of Business” section. In this regard, we note that you revised your disclosure to state that the company has established “a new business plan based on the exploration of mineral claims, “but that you have not discussed why you decided to enter the mining business.

Response: We have revised the Filing on Pages 5 and 20 to include the following language:

“…We decided to enter the mining business because we were seeking out viable and feasible alternatives to create value for our shareholders. We determined that staking and exploring potential mineral claims could be an excellent long term investment strategy that could lead to lucrative business opportunities. To reflect the Company’s new focus, on August 19, 2010, we filed an amendment to our Articles of Incorporation with the Nevada Secretary of State changing our name to First Resources Corp.”

6.

We note your response to comment 15 in our letter dated October 19, 2010 relating to Mr. Radvak. Please expand your disclosure to describe the material terms of your consulting agreement with him.

Response: We have revised the Filing on Page 6 to include the following language:

“On September 10, 2010, the Company entered into a Consulting Agreement (the “Consulting Agreement”) with Mr. Steven Radvak (“Mr. Radvak”) to serve as a consultant to the Company. Pursuant to the terms and conditions of the Consulting Agreement, Mr. Radvak shall serve as the Company’s Vice President of Exploration for an initial term of one year. In exchange, Mr. Radvak shall receive a one-time fully-paid issuance of one hundred thousand (100,000) shares of the Company’s common stock. Mr. Radvak is considered a consultant functioning as an independent contractor and is neither an executive officer nor an employee of the Company. In this capacity, Mr. Radvak's duties shall include providing general assistance to the Company in developing its current plan of operations, as it relates to property acquisition and exploration, and performance of such other duties and responsibilities as may be reasonably required from time-to-time by the Board of Directors.”

7.

We note your response to comment 16 in our letter dated October 19, 2010 and the related revisions in your filing. Please further revise your disclosure to explain how you calculated these amounts, in light of your disclosure on page six that you anticipate needing $125,000 from the proceeds of your offering to commence operations. In this regard we note that the costs associated with items one and three on the list provided on page six totals $148,500 and does not include the costs associated with items two and four on the list. Please explain this apparent discrepancy. We also note your statement on page six that costs associated with acquiring data sets is not yet determined, but that the table provided on page 28 lists this cost as $37,000-$59,500. Please revise or advise.

Response: We have revised the filing to clarify the costs associated with our plan of operations and have included minimum and maximum expenses for our plan of operations. Further, we have included the following language on Page 6:

“…In order to achieve a profitable level of operations, the Company believes that it needs to raise a minimum of $178,000 from the proceeds of this offering to initiate its current plan of operations and cover its offering expenses, however, if the Company raises $242,500 or more it would be able to initiate its plan of operations to the fullest potential. For a detailed breakdown of how the Company intends to utilize proceeds generated from this offering please see the section entitled "Use of Proceeds" on Page 14 of the prospectus. The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its plan of operations described herein and eventually attain profitable operations.”

Risk factors, page 9

8.

We note your response to comment 19 in our letter dated October 19, 2010. Please further revise your disclosure to ensure that risk factor pertaining to the difficulty U.S. stockholders could face in offering service of process against Ms. Ramirez-Martinez appears as its own risk factor. In this regard, we note that this risk factor currently appears as part of the “Key management personnel may leave the Company…” risk factor on page 12.

Response: We have revised the Filing accordingly.

Use of Proceeds, page16

9.

We note your statement in the first paragraph on this page that there is no assurance you will raise the full $500,000 from your offering “as anticipated.” Please revise your disclosure to list the reasons why you anticipate raising the full $500,000 from your offering. Alternatively, remove the “as anticipated” language.

Response: We have revised the Filing on Page 14 to remove the referenced language.

Dilution, page 19

10.

We reviewed your response to comment 35 in our letter dated October 19, 2010 and the revisions to your disclosure. As previously requested, please tell us why you believe stock based compensation represents cash consideration that should be reflected in the table showing the number of shares of common stock total consideration and the price per share paid by existing shareholders and purchasers of shares in the offering. Please refer to Item 506 of Regulation S-K.

Response: We have revised the Filing on Page 17 to specify the “Total Cash Consideration” paid by existing shareholders and removed the reference to $875,000 of stock based compensation included in the consideration paid by existing shareholders.

The table now reads:

	Shares Issued		Total Consideration		Price Per Share
	Number	Percent	Amount	Percent
Existing Shareholders (1)	12,700,000 Shares	55.5%	$80,000	13.8%	$0.006
Purchasers of Shares	10,000,000 Shares	44.5%	$500,000	86.2%	$0.05
Total	22,700,000 Shares	100.0%	$580,000	100.0%

11.

We reviewed your response to comment 36 in our letter dated October 19, 2010 and the revisions to your disclosure. Please revise the table of dilution to new investors to: (i) reflect the net tangible book value per share as of the date of the most recent financial statements included in the filing and (ii) give consideration to estimated offering expenses in the amount of net tangible book value per share after giving effect to the offering. Please show us your computations of dilution to new investors in your response.

Response: We have revised the table of dilution to new investors to reflect the net tangible book value per share as of September 30, 2010 (the most recent financial statements included in the filing) and have given consideration to estimated offering expenses of approximately $34,500 which represents legal fees, accounting fees and transfer agent fees to complete the placement.

The table now reads:

	100% of offered shares are sold	50% of offered shares are sold	25% of offered shares are sold	10% of offered shares are sold
Offering Price (net of $34,500 of offering costs)	$0.047 per share	$0.043 per share	$0.036 per share	$0.016 per share
Net tangible book value at 9/30/10	$(0.002) per share	$(0.002) per share	$(0.002) per share	$(0.002) per share
Net tangible book value after giving effect to the offering	$0.020 per share	$0.011 per share	$0.005 per share	$0.000 per share
Increase in net tangible book value per share attributable to cash payments made by new investors	$0.021 per share	$0.013 per share	$0.006 per share	$0.001 per share
Per Share Dilution to New Investors	$0.029 per share	$0.037 per share	$0.044 per share	$0.049 per share
Percent Dilution to New Investors	57.64%	74.79%	87.59%	97.51%

Our computation of the dilution to new investors is as follows:

Shares out (A)	12,700,000	12,700,000	12,700,000	12,700,000

Total Assets, September 30, 2010 (B)	$225	$225	$225	$225
Total Liabilities, September 30, 2010 (C)	$19,598	$19,598	$19,598	$19,598

Tangible Net Book Value, September 30, 2010 (D = B-C)	$19,373	$19,373	$19,373	$19,373

Offering Success (E)	100%	50%	25%	10%

Shares offered (F)	10,000,000	5,000,000	2,500,000	1,000,000
Price (G)	$0.05	$0.05	$0.05	$0.05
Shares Issued (H)
Amount Raised (I)	500,000	250,000	125,000	50,000
Less offering costs	34,500	34,500	34,500	34,500

Amount raised after offering costs	465,500	215,500	90,500	15,500

Price per Share	$0.047	$0.043	$0.036	$0.016

New Tangible Book Value (J = D + I)	$446,127	$196,127	$71,127	$3,873

Tangible Book Value at September 30, 2010 per shares (K = D/A)	$0.002	$0.002	$0.002	$0.002

Tangible Book Value after offering per share (L = J/(A+F)	0.020	0.011	0.005	0.000

Increase in Tangible Book Value (M = L - K)	0.021	0.013	0.006	0.001

Share Dilution to new investors (N = G - M)	$0.029	$0.037	$0.044	$0.049

Percent Dilution to New Investors (N / G)	57.64%	74.79%	87.59%	97.51%

Description of Property, page 20

12.

We note your response to comment 38 in our letter dated October 19, 2010 and the related revisions to your disclosure. Please further revise your disclosure to clarify, if true, that the sole use of your executive space is to provide the company with a United States address. In this regard, we note your statement that the office space is used to provide a United States address, but that you also state that the space is used for office purposes. In light of the fact that your sole employee lives in Mexico, please clarify which office activities occur in your San Diego office.

Response: As no office activities are currently conducted in our San Diego Office, we have revised the Filing on Page 18 to include the following language:

“Our principal executive office is located at 3065 Beyer Blvd. B103-1, San Diego, California. Our telephone number is (858) 461-3544. We are currently using free generic executive office space on a month-to-month basis. The space is being provided to us by Garcia & Associates which is controlled by an unrelated business associate of our sole officer and director. The office space is executive office space which we use solely to provide the Company with a United States address for ease of communication for management. The Company intends to seek out a new space in the Phoenix, Arizona area in order to provide space for its geologist(s) and to provide office space to run its operations. Management believes that this move will allow the Company to have an office closer to its geological staff and our Claims. However, as of the date of this filing, we have not actively sought out any office space in Phoenix, AZ. We do not foresee any significant difficulties in obtaining new space. We currently do not own any real property.”

13.

We note your response to comment 39 in our letter dated October 19, 2010 and reissue this comment. As previously requested, please revise your disclosure to provide all of the information required by Industry Guide 7 of the Securities Act. In this regard, we note that you have not described the agreement granting you the right to enter onto your Arizona property. Please describe any time conditions or other constraints affecting your rights to this property and explain the “location notice and requisite fees” that you indicate you have provided to the Arizona Bureau of Land Management. This list is not exhaustive refer to Industry Guide 7 of the Securities Act for additional detail. Also, ensure you have made ay applicable revisions under the “our Acquisition of the Claims” section on page 23. We may have further comment after reviewing your response.

Response: We have revised the Filing on Pages 18 and 21, respectively to reflect the following language:

“The United States owns mineral rights in the United States, and these are administered by the US Bureau of Land Management (the “BLM”). The BLM allows certain minerals, including metals, to be “claimed” by staking the land in accordance with state and federal regulations without, any sort of formal agreement. Staking of these minerals rights gives you the right to enter, explore and exploit these resources in accordance with local, state, and federal regulations. In order to locate and stake a mining claim one must do the following: 1) put up a conspicuous structure at the place of discovery, distinctly mark the claim’s boundaries on the ground, and post a notice of location at such site, 2) file a copy of the official signed notice of location and the maintenance fee of $140 per claim plus a $15 filing fee to the Arizona BLM, 3) file the same location notice with the respective county recorder’s office within 90 days of filing the claim. The location notice must contain the following: i) the name of the claim, ii) the type of claim (lode or placer claim), iii) the name and address of the owner of the claim, iv) a legal description of the approximate location of the claim, and v) a map or narrative showing the location of the claim within a quarter section. Filing a claim and paying the filing fees provides for one calendar year of rights. We have complied with all of the above and we have rights to our claims until August 31, 2011, unless we renew. The annual maintenance fees for mining claims, due to BLM on or before September 1, 2011, for the 2012 assessment year is $140 per claim. New mining claims located on or after September 1, 2010, will cost $189 to record with BLM. This includes $34 location fee, $140 maintenance fee, and $15 processing fee.”

Information with Respect to the Registrant, page 22

14.

We note your response to comment 42 and we reissue this comment. Please ensure that you provide price information as of the latest practicable date, as required by Item 201(b)(1) of Regulation S-K In this regard, we note that you provided price information as of November 30, 2010 even though you filed this registration statement on December 22, 2010.

Response: We have revised the Filing to include price information as of the latest practicable date.

Description of our Business, page 22

15.

We note your response to comment 44 in our letter dated October 19, 2010 and reissue this comment in part. As previously requested, please disclose whether you are required to deliver annual reports to security holders and if not, whether you will voluntarily do so. See Item 101(h)(5) of regulation S-K.

Response: We have revised the Filing on Page 21 to include the following language:

“Although we are not required to deliver annual reports to our shareholders, we will make available to our shareholders annual reports containing financial statements audited by our independent auditors and our quarterly reports containing unaudited financial statements for each of the first three quarters of each year; however, we will not send the annual report to our shareholders unless requested by an individual shareholder…”

Property Geology, page 25

16.

We note your response to comments 48 and 49 in our letter dated October 19, 2010 and not that you have deleted all reference to the Moss Mine in your disclosure. In light of this revision, please revise your disclosure to explain your references to the “Moss vein” with a view toward explaining to investors the relevance to your mining claims.

Response: We inadvertently kept the references to the “Moss vein” in our disclosures; therefore, we have revised the Filing to remove any references to the “Moss vein.”

Competitive Factors, page 27

17.

We note your response to comment 50 in our letter dated October 19, 2010, however it does not appear your revisions fully complied with our comment. Please revise your disclosure to describe the methods by which you compete with other mineral exploration companies for financing and available resources. Alternatively, please tell us why you believe such disclosure is not required. See Item 101(h)(4)(iv) of Regulation S-K.

Response: We have revised the Filing on Page 24 to include the following language:

“We are a new mineral resources exploration company. The mining industry is highly fragmented and we will be competing with many other exploration companies looking for minerals. While we will generally compete with other exploration companies, there is no competition for the exploration or removal of minerals from our claims as we currently hold all interest and rights to the claims.

However, we will compete with other mineral resource exploration companies for the acquisition of new mineral properties and for available resources. Many of the mineral resource exploration companies with whom we will compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration. This competition could adversely impact our ability to finance further exploration and development of our mineral properties. We will be competing with other mineral resource exploration companies for available resources, including, but not limited to: professional geologists, camp staff, mineral exploration supplies and drill rigs. Competing for available resources will depend on our technical abilities, financial capacities, industry contacts, and any consulting arrangements we may have in place.

We will also compete with other mineral resource exploration companies for financing from investors that are prepared to make investments in mineral resource exploration companies. The presence of competing mineral resource exploration companies may impact our ability to raise additional capital in order to fund our exploration programs if investors view our competitors as more attractive investments, based on the merit of the mineral properties under investigation and the price of the investment offered to investors.”

Plan of Operation, 27

18.

We note your response to comment 51 in our letter dated October 19, 2010 and reissue this comment in part. Please revise your disclosure to describe what you plan to do if you raise enough money to begin, but not to finish Phases I, II, or III.

Response: We have revised the Filing on Page 26 to include the following language:

“The success of our business is entirely dependent upon raising proceeds from this offering. If less than the maximum proceeds are received under this offering, we will use any funds received to pay the offering expenses foremost, and then to pay any working capital expenses. If sufficient funds are available after the offering expenses and working capital expenses have been paid, we will commence Phase I of our exploration program. If Phase I proves to be successful and sufficient funds are available after completion of such Phase, we will continue with Phase II and so on until funds are no longer available. In the event we have enough money to begin but not to complete one of the Phases, we will cease operations until we raise more money. If we cannot or do not raise sufficient money to complete one or more Phases, or if our exploration activities are not successful, we will discontinue exploration of our Claims and any funds spent on exploration will probably be lost.”

Directors, Executive Officers, Promoters and Control Persons, page 32

19.

We have reviewed your response to comment 62 in our letter dated October 19, 2010 and reissue this comment in part. As previously requested, please disclose the principal line of business of GKN Driveline and Hutchinson Autopartes Mexico. See Item 401 (c)(1) of regulation S-K. We also note your revision that Ms. Ramirez – Martinez’s “intimate involvement” with the company in 2009 is one of the reasons motivating her appointment as a director. Please further revise your disclosure to explain her previous involvement with your company.

Response: We have revised the Filing on Page 30 to include the following language:

“Gloria Ramirez-Martinez has over 8 years of experience in international trade. Since 2007 she has been working as a Materials Planner for GKN Driveline, a worldwide manufacturer of automotive driveline components. In this capacity, she has overseen all aspects of the import/export business from client services to logistics. Prior to working for GKN Driveline, from 2001 to 2007, she worked as a Production Assistant for Hutchison Autopartes Mexico, a manufacturer of complex automotive parts. She started her career in 1999 as a programmer working for a major appliance distributor in Mexico. Ms. Ramirez-Martinez graduated with a degree in Business Administration from the Institute of Technology of Celaya (Mexico) in 1999. Her project management skills, coupled with her fiscal management ability, led to the conclusion that she would be capable to serve as our President and Director.”

20.

We note your response to comment 63 in our letter dated October 19, 2010. Please revise your disclosure to confirm, if true, that the term of office for your directors is one year.

Response: We have revised the Filing on Page 31 to include the following language:

“The following table sets forth the name and age of our current director and executive officer. Our Board of Directors appoints our executive officers. Our directors serve for one year or until the election of his or her successor at the annual meeting of stockholders, death, resignation or removal by the Board of Directors. There are no family relationships among our directors or executive officers.”

Significant Employees/consultants, page 33

21.

We have reviewed your response to comment 64 in our letter dated October 19, 2010. Please revise your disclosure to clarify Mr. Brown’s limited role with the company. In this regard, we note the disclosure on page F-10 regarding the 100,000 shares of common stock issued to Mr. Brown. If true, briefly state in this section that Mr. Brown’s involvement with the company was limited to a particular venture.

Response: We have revised the Filing on Page 30 to include the following language:

“On September 10, 2010, the Company issued Alan Brown 100,000 shares of its Common Stock, par value $0.0001 as consideration for his assistance with the staking of certain mining claims in the Oatman Mining District in Mohave County, Arizona. Mr. Brown’s involvement with the Company was limited to this particular venture.”

Executive Compensation, page 33

22.

We have reviewed your response to comment 65 in our letter dated October 19, 2010 and reissue this comment. Please revise your disclosure to provide all executive compensation awarded by your company during the last two fiscal years. Within this table, include all amounts paid to Mssr. MacLean during the fiscal year ended 2009. Also, include any amount paid to Mssr. MacLean in connection with the change in control of your company, as required by Item 402(n)(2)(ix)(D)(2).

Response: We have revised the Filing accordingly.

Certain Relationships and Related Transactions, page 34

23.

We note your response to comment 69 in our letter dated October 19, 2010 and your statement that Ms. Ramirez – Martinez is the sole promoter of your company. Please further revise your disclosure to identify whether Ms. Ramirez – Martinez directly or indirectly received anything of value from the company in connection with this role and disclose any consideration received by your company. See Item 404(c)(2) of Regulation S-K.

Response: We have revised the Filing on Page 32 to include the following language:

“Ms. Ramirez-Martinez is the sole-promoter of the Company due to her participation in and management of the Company since she acquired a majority of the Company's shares in December of 2009. Ms. Ramirez-Martinez has not received and will not receive anything of value from us, directly or indirectly in her capacity as a promoter, and the Company has not received any consideration from Ms. Ramirez-Martinez in this role.”

Financial Statements, page F-1

24.

Please update the interim financial statements and related financial information included in the filing in accordance with Rule 8-08 of Regulation S-X. In addition please revise your audited financial statements to reflect the name change on August 19, 2010.

Response: We have revised the Filing to include updated interim financial statements and related financial information throughout the Filing; however, we have not revised our audited financial statements to reflect our name change as we changed our name on August 19, 2010 and our audited financial statements are for the year then ended December 31, 2009.

Part II – Information Not Required in Prospectus, page II-2

Exhibit 5.1

25.

Please have counsel revise the legal opinion to sate that counsel consents to being name in the registration statement.

Response: We have attached a revised legal opinion.

Exhibit 23.1

26.

We reviewed your response to comment 77 in our letter dated October 19, 2010 and note that the consent refers to the financial statements as of June 30, 2010 rather than December 31, 2009. As previously requested, please have your independent accountant revise the written consent to refer to the report on the audited financial statements included in the filing.

Response: We have attached a revised auditor’s consent.

Signatures, page II-4

27.

We reviewed your response to comment 78 in our letter dated October 19, 2010 and note that the document is still not signed as a provided in the Form. The signature of Ms. Ramirez – Martinez in the signature block following the Power of Attorney should also include her titles in her titles in her individual capacity as “Principal Executive, Financial and Accounting Officer.”

Response: We have revised the Filing accordingly.

Form 10 –K/A for Fiscal Year ended December 31, 2009

Item 9 A(T). Controls and Procedures, page 2

28.

We reviewed your response to comment 79 in our letter dated October 19, 2010 and the revisions to your disclosures. Please tell us what consideration you gave to disclosing the potential impact and importance to the financial statements of each identified material weakness, including disclosing those material weaknesses that may have a pervasive impact on internal control over financial reporting and those that do not. In addition, please tell us whether you considered disclosing management’s plans to establish appropriate internal controls over the financial reporting process in more detail.

Response: We have considered your comments and have revised the Form 10-K/A to include the following language:

“ITEM 9A(T). CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on the evaluation of these disclosure controls and procedures, and in light of the material weaknesses found in our internal controls over financial reporting, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

1.

As of December 31, 2009, effective controls over the control environment were not maintained. Specifically, a formally adopted a written code of business conduct and ethics that governs to the Company’s employees, officers and directors was not in place. Additionally, management has not developed and effectively communicated to its employees its accounting policies and procedures. This has resulted in inconsistent practices. Further, the Board of Directors does not currently have any independent members and no director qualifies as an audit committee financial expert as defined in Item 407(d)(5)(ii) of Regulation S-B. Since these entity level programs have a pervasive effect across the organization, management has determined that these circumstances constitute a material weakness.

2.

As of December 31, 2009, effective controls over financial statement disclosure were not maintained. Specifically, controls were not designed and in place to ensure that all disclosures required were originally addressed in our financial statements. Accordingly, management has determined that this control deficiency constitutes a material weakness since it has a pervasive impact on our internal control over financial reporting.

3.

As of December 31, 2009, effective controls over equity transactions were not designed or in place maintained. Specifically, controls were not designed to ensure that equity transactions were properly reflected. Accordingly, management has determined that this control deficiency constitutes a material weakness since it has a pervasive impact on our internal control over financial reporting.

4.

As of December 31, 2009, our current disclosure controls and procedures were not effective to ensure that we record, process, summarize, and report the information we must disclose in reports that we file or submit under the Exchange Act, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely discussions regarding required disclosures. Accordingly, management has determined that this control deficiency constitutes a material weakness since it has a pervasive impact on our internal control over financial reporting.

Accordingly, the Company concluded that the foregoing material weaknesses may have a pervasive impact on our internal control over financial reporting.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control—Integrated Framework issued by COSO.

Our independent registered public accounting firm was not required to, and has not, issued a report concerning the effectiveness of our internal control over financial reporting as of December 31, 2009.

Continuing Remediation Efforts to address deficiencies in Company’s Internal Control over Financial Reporting

The Company is currently engaged in the review, documentation and remediation of its disclosure controls and procedures. Once the Company is engaged in a business of merit and has sufficient personnel available, then our Board of Directors, in particular and in connection with the aforementioned deficiencies, will establish the following remediation measures:

1.

Our Board of Directors will nominate an audit committee and audit committee financial expert to ensure that we establish appropriate internal controls over our financial reporting process, including formal review and approval of our financial statements and the review, implementation, and monitoring of necessary internal controls, procedures, and policies to mitigate the potential risk of material misstatement of our financial records.

2.

We will appoint additional personnel to assist with the preparation of the Company’s financial statements; which will allow for proper segregation of duties, as well as additional manpower for proper documentation.

3.

We will establish policies to ensure that all significant transactions resulting in non-standard journal entries are reviewed and approved by the Company’s Board of Directors and that approval be documented in the Company’s corporate records.”

Exhibits 31.01 and 31.02

29.

Please note for future reference that the certifications should refer to “the registrant” or “the registrant’s” where you presently refer to “the small business issuer” or “the small business issuer’s” throughout paragraphs h4 and 5. Please refer to the certification in Item 601(b)(31) of Regulation S-K.

Response: The Company acknowledges that, in future filings, in the certifications required by Item 601(b)(31), it shall only use the exact wording as set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Part 1: Financial Information, page 3

Item 1. Financial Statements, page 3

Notes to Financial Statements, page 7

30.

Please include an affirmative statement that the financial statements include all adjustments that, in the opinion of management are necessary in order to make the financial statements not misleading. Please refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Response: We have revised our notes to the financial statements of our Form 10-Q/A for Fiscal Quarter ended September 30, 2010 to include the following: “In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein.”

Note 1 – Nature of Operations, page 7

31.

Please revise your disclosure to clarify, if true, that you no longer intend to become a third party reseller of medical office solutions and update this Note to reflect your new intended line of business.

Response: We have revised the Filing accordingly to clarify that we no longer intend to become a third party reseller of medical office solutions.

In connection with the Company’s responding to the comments set forth in the January 14, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Gloria Ramirez-Martinez

Gloria Ramirez-Martinez, President and CEO